Exhibit 3.3

D. Series D Preferred Stock

1. Designations and Amount.   One Million (1,000,000) shares of the Preferred Stock of the Corporation, $0.001 par value per share, shall constitute a class of Preferred Stock designated as “Series D Preferred Stock” (the “Series D Preferred Stock”) with a face value of $0.001 per share (the “Face Amount”).

The Series D Preferred Shares shall have the following rights, preferences, powers, privileges, restrictions, qualifications and limitations:

Section 1. Designation, Amount and Par Value.

This series of preferred stock shall be designated as this Corporation’s Series D Preferred Stock (the “Series D Stock”) and the number of shares so designated shall be up to 1,000,000.   Each share of Series D Preferred Stock shall have a par value of $.001 per share and a stated value equal to $.001.

Section 2. Dividends.

The Holders of outstanding Series D Preferred Stock shall be entitled to receive dividends equal to the dividends received by the common stock on a per share basis.

Section 3. Voting Rights.

The Series D stock shall be non-voting.

Section 4. Rank.

The Series D Stock shall, with respect to the rights on liquidation equal to the amounts to be paid to the common stock on a per share basis.

Section 5. Redemption.

Shares of Series D Preferred Stock may not be redeemed by the Corporation absent the consent of the holder thereof.

Section 6. Conversion.

(a) The Series D stock may be converted into 20% of all the outstanding shares of common stock at the time of conversion. The Series D Stock shall be convertible, without any payment of additional consideration by the holder thereof and at the option of the holder thereof, upon approval of the Board of Directors of the Corporation, which approval shall not be unreasonably withheld, at any time after the Series D Issue Date until 18 months after the issue of such shares and at that time conversion is mandatory.  No approval of the Board of Directors for conversion is necessary in the event of the merger of the Corporation into another corporation, the sale by the Corporation of substantially all the assets of the Corporation or upon a liquidation of winding up of the Corporation.

(b) The number of conversion shares shall be subject to adjustment in accordance with the following:

i.  If the Corporation shall be a party to any transaction including without limitation, a merger, consolidation, sale of all or substantially all of the Corporation’s assets or a reorganization, reclassification or recapitalization of the capital stock, (such actions being referred to as a “Transaction), in each case, as a result of which shares of Common Stock are converted into the right to receive stock securities or other property (including cash or any combination thereof), all the shares of Series D Stock shall thereafter be convertible into the number of shares of stock or securities or property to which a holder of 20% of the stock or securities received or to be received by all the common stock holders which would have been deliverable upon conversion of such Series D Stock; and, in any such case, appropriate adjustment (as determined by the Board) shall be made in the application of the provisions set forth in this Subsection, with respect to the rights and interest thereafter of the holders of the Series D Preferred Stock, to the end that the provisions set forth in this Subsection shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Series D Stock. The Corporation shall not effect any Transaction (other than a consolidation or merger in which the Corporation is the continuing corporation) unless prior to or simultaneously with the consummation thereof the Corporation, or the successor corporation or purchaser, as the case may be, shall provide in its charter document that each share of Series D Stock shall be converted into such shares of stock, securities or property as, in accordance with the foregoing provisions, each such holder is entitled to receive.  The provisions of this paragraph shall similarly apply to successive Transactions.

(c) The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of Section (b) above and in taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series D Stock against impairment.

(d) In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Corporation shall mail to each holder of Series D Stock a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution at least ten (10) day prior to such record date.

(e) The Corporation shall, at or prior to the time of any conversion, take any and all actions necessary to increase its authorized, but unissued Common Stock and to reserve and keep available out of its authorized, but unissued Common Stock, such number of shares of Common Stock as shall, from time to time, be sufficient to effect conversion of the Series D Stock.